Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 12 DATED JUNE 5, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan - Point Martin, LLC

On May 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor ("Fundrise Lending"), a first mortgage bridge loan with a maximum principal balance of $9,900,000, (the "Point Martin Senior Loan"). The borrower, Point Martin, LLC, a California limited liability company ("Point Martin"), used the loan proceeds to purchase 720,247 square feet of land entitled for 133 single-family homes located at Farrier Place and Steve Courter Way, Daly City, CA 94014 (the "Point Martin Property").

Point Martin is managed by Chris Hawke and Brad Dickason (the "Managers"), acting as individuals. The Managers, in addition to Caleb Roope, are sponsors on this transaction (the “Sponsors”). Mr. Roope has no managing power over Point Martin.

The Point Martin Property is composed of 36 parcels, all of which have no improvements. The Sponsors, upon receiving full, unappealable entitlements, intend to sell the Point Martin Property to a builder. The Sponsors expect to have unappealable entitlements during 2Q 2020.

On the original closing date of the Point Martin Senior Loan, Point Martin was capitalized with approximately $2,046,000 of equity capital from the Sponsors.

The Point Martin Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current on a monthly basis through the maturity date, May 30, 2020 (the "Point Martin Maturity Date"). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Point Martin Senior Loan amount, paid directly by Point Martin.

Point Martin has the ability to extend the Point Martin Maturity Date for two, six-month periods. To exercise the extension options, all interest must be paid, and Point Martin will be required to pay an extension fee of 0.625% of the funding provided at each extension. The interest rate will increase to 11.25% and 12.50% during the first and second extension periods, respectively.

The Sponsors have provided customary bad boy carve-out guarantees.

As of its closing date, the Point Martin Senior Loan's loan-to-cost ratio, or the LTC ratio, was approximately 67.4%. The LTC ratio is the amount of the Point Martin Senior Loan divided by the land purchase price, entitlement, design and financing costs. As of its closing date, the Point Martin Senior Loan's loan-to-value ratio, or the LTV ratio, was approximately 27.4%. The LTV ratio is the amount of the Point Martin Senior Loan divided by the May 2018, third-party appraised value of the Point Martin Property. There can be no assurance that such value is correct.

The Point Martin Property is located in the Daly City submarket of San Francisco, more specifically in the Southern Hills/Bayshore Heights neighborhoods. The submarket is south of San Francisco and is home to the San Bruno Mountain State & County Park. The subject is approximately eight miles to the south of Downtown San Francisco. The subject is within close proximity to Route 101 and I-280 providing quick and easy access to Downtown San Francisco and is located approximately three-miles from the Daly City BART station and two miles from the Balboa Park BART Station.

As the Point Martin Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.